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BEPO

Bepo Crowd Fundraise is public!

Hi <<First Name>>,

We've officially left the early access phase and Bepo's Crowd Fundraise is live as of this morning. The general public are already investing and asking great questions on our Wefunder campaign. Of course, you are still welcome to invest!

To engage the community we're doing another Founder Q&A, this time led by our syndicate lead and very successful angel investor, Brendan Thomas. Brendan successfully angel invested in Twitter, Square, AppDynamics and Billflo (Ian's first startup that was acquired). You can register here.



BEPO
Bepo Founder Q&A
led by Brendan Thomas, investor in Twitter, Square & Bepo
Ian Sweeney
Serial Entrpeneur,
Founder & CEO Bepo Inc.
Brendan Thomas
Investor in Twitter, Square,
AppDynamics
Webinar | 11am PT | Nov 21st, 2024

Want to learn more about Bepo? Check us out on Wefunder!

EXPLORE BEPO INVESTMENT on WEFUNDER

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Ian Sweeney & Frank Cassidy

Reg CF Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is: Oakland, California, USA.